February 21, 2025

Peter Adamek
Chief Financial Officer
Novagold Resources Inc.
201 North Main Street
Suite 400
Salt Lake City, UT 84111

       Re: Novagold Resources Inc.
           Form 10-K for the Fiscal Year ended November 30, 2024
           Filed January 23, 2025
           File No. 001-31913
Dear Peter Adamek:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended November 30, 2024
Financial Statements of Donlin Gold LLC
Report of Independent Registered Public Accounting Firm, page A-1

1. We understand that you have included the financial statements of Donlin Gold LLC to comply with Rule 3-09 of Regulation S-X, and while it appears that the auditors may have audited all three fiscal years, the opinion expressed indicates coverage only for the years ended November 30, 2024 and November 30, 2023. Please arrange to obtain and file an amendment that includes these financial statements and an opinion that covers all three fiscal years to comply with the aforementioned requirement.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 21, 2025
Page 2

        Please contact Mark Wojciechowski at 202-551-3759 or Robert Babula at 202-551-
3339 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation